UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2021

AYTU BIOPHARMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38247	47-0883144
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

373 Inverness Parkway, Suite 206

Englewood, CO 80112

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (720) 437-6580

AYTU BIOSCIENCE, INC.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AYTU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 10, 2020, Aytu BioScience, Inc. (“Aytu” or the “Company”) and Neutron Acquisition Sub, Inc., a wholly owned subsidiary of Aytu (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Neos Therapeutics, Inc. (“Neos”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Neos, with Neos surviving as a wholly owned subsidiary of Aytu (the “Merger”).

In connection with the closing of the Merger, Aytu entered into a Consent, Waiver and Sixth Amendment to Facility Agreement, dated as of March 19, 2021 (the “Deerfield Consent, Waiver and Amendment”), by and among Neos as borrower, Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC and PharmaFab Texas, LLC, as guarantors (collectively with Neos, the “Neos Obligors”), Deerfield Private Design Fund III L.P. and Deerfield Partners, L.P., as lenders (the “Deerfield Lenders”) and Deerfield Mgmt, L.P. as collateral agent. Pursuant to the Deerfield Consent, Waiver and Amendment, the Deerfield Lenders (i) consent to certain amendments to the ABL Documents (the “ABL Amendments”), (ii) irrevocably waive defaults related to “going concern” qualifications to Neos’ financial statements and any other defaults that would otherwise result without such waiver, (iii) irrevocably waive their right to impose the default rate of interest as provided for in the Facility Agreement, dated as of May 11, 2016 (the “Deerfield Facility Agreement”), by and among Neos and Deerfield Private Design Fund III, L.P. and Deerfield Special Situations Fund, L.P., as the lenders thereunder. Certain other modifications were made to the Deerfield Facility Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu and (iv) join Aytu and its subsidiaries as guarantors of the obligations owed by Neos under the Deerfield Facility Agreement and subject Aytu and its subsidiaries to certain restrictive covenants including limitations on the incurrence of debt, granting of liens and transfers of assets of Aytu and its subsidiaries and (v) makes certain other modifications to the Deerfield Facility Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu. Such modifications also include the prepayment of $15,000,000 of the principal of the loan plus any interest thereon that would have otherwise accrued through May 10, 2021 under the Deerfield Facility Agreement on the date of the consummation of the Merger (in lieu of payment of the same on May 11, 2021) and the elimination of the right of the Deerfield Lenders to convert outstanding amounts of the loans into conversion shares and Neos’ rights to make payments to Deerfield Lenders in the form of shares of common stock.

In connection with the closing of the Merger, we entered into a Consent, Waiver and Amendment No. 1 to Loan and Security Agreement, dated as of March 19, 2021 (the “Encina Consent, Waiver and Amendment”), by and among the Neos Obligors and Encina Business Credit, LLC, as lender and agent (the “Encina Lender”). Pursuant to the Encina Consent, Waiver and Amendment, the Encina Lender (i) consents to the change in control of Neos that will result from the consummation of the Merger, (ii) consents, on the date of the consummation of the Merger, to the prepayment of $15,000,000 of the principal of the loan under the Deerfield Facility Agreement plus any interest thereon that would have otherwise accrued through May 10, 2021 under the Deerfield Facility Agreement, (iii) irrevocably waives all defaults resulting from inclusion of “going concern” qualifications in Neos’ audited financial statements for the year ending December 31, 2020, (iv) irrevocably waives the right to impose the default rate of interest as to the extent arising from such defaults under and as provided for in the Loan and Security Agreement, dated as of October 2, 2019, by and among Neos, certain affiliates of Neos party thereto and the Encina Lender (the “Encina Loan Agreement”) and (v) makes certain other modifications to the Encina Loan Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu, in each case subject to the terms and conditions of the Encina Consent, Waiver and Amendment.

The foregoing descriptions of the Deerfield Consent, Waiver and Amendment and the Encina Consent, Waiver and Amendment are not complete and are qualified in their entirety by reference to the Deerfield Consent, Waiver and Amendment and the Encina Consent, Waiver and Amendment, respectively, which are filed as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On March 19, 2021, Aytu and Neos completed the Merger after successful approval of the Merger by the stockholders of Aytu and Neos at separate special meetings held on March 18, 2021. Upon closing of the Merger, (i) Aytu Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Aytu, merged with and into Neos, with Neos surviving as a wholly owned subsidiary of Aytu and (ii) all outstanding Neos common stock was exchange for approximately 5,447,000 shares of Aytu common stock and cash in lieu of fractional shares of Aytu common stock. Neos will continue as a subsidiary of the Company.

Aytu determined that the Merger constitutes an acquisition of a business pursuant to Article 11 of Regulation S-X, and therefore is required pursuant to Rule 8-04 of Regulation S-X to provide within 71 days after the closing of the Merger, historical, audited financial statements of Neos for a period consisting of the most recent fiscal year ended December 31, 2020. In addition, pursuant to Article 11 of Regulation S-X, the Company is required to provide pro forma financial statements for the year-ended June 30, 2020 and six months ended December 31, 2020. The exhibits to this Form 8-K satisfies these requirements.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Ketan Mehta Resignation as Director

On March 19, 2021, pursuant to the Merger Agreement, Ketan Mehta resigned from Aytu’s board of directors (the “Board”). As compensation for Mr. Mehta’s service as director, Mr. Ketan received board fees and grant of shares of Aytu’s restricted stock. We thank Mr. Mehta for his service and support of our company.

Appointment of Directors

On March 19, 2021, pursuant to the Merger Agreement, the Board appointed Gerald McLaughlin and Beth Hecht, directors of Neos, as directors of Aytu.

There are no arrangements or understandings between either Gerald McLaughlin or Beth Hecht and any other person pursuant to which they were selected as directors. There are no relationships or related transactions to which either Gerald McLaughlin or Beth Hecht is a party that would be required to be disclosed under Item 404(a) of Regulation S-K.

Indemnification Agreements

On March 18, 2020, the Board adopted and approved a form of indemnification agreement for each director of the Company and certain officers of the Company.

The indemnification agreements generally provide for the Company to, among other things, indemnify directors and certain officers under the circumstances and to the extent provided for therein, to the maximum extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or officer in any claim arising out of the person’s service to the Company. The indemnification agreement also provides for the advancement of expenses relating to the indemnification obligations and contribution to liability in certain situations if indemnification is not available.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 19, 2021, Aytu filed a certificate of amendment with the Delaware Secretary of State for the purpose of amending its certificate of incorporation to change its name from “Aytu Bioscience, Inc.” to “Aytu Biopharma, Inc.” This amendment was described in our definitive proxy statement for our special meeting of stockholders held on March 18, 2021 and was approved by our stockholders at the special meeting, as disclosed in Item 5.07 of this Form 8-K. A copy of the Certificate of Amendment filed on March 19, 2021 is filed as Exhibit 3.1.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The special meeting of stockholders for Aytu was held on March 18, 2021. Of the 17,882,893 shares outstanding on the record date for the meeting, a total of 11,215,894 shares were present or represented at the meeting. The matters voted on as described in the Company’s definitive proxy statement, as filed on January 27, 2021, and the results of the votes are as follows:

1.	The proposal to approve the consideration to be delivered by Aytu in connection with the merger, comprised of the (i) issuance of shares of Aytu common stock in connection with the merger and (ii) payment of cash in lieu of the issuance of fractional shares of Aytu common stock, was approved with 6,534,597 votes in favor, 126,263 votes against and 44,144 abstentions. The number of broker non-votes was 4,510,890.

2.	The proposal to approve an amendment to Aytu’s certificate of incorporation to change the corporate name of Aytu from “Aytu Bioscience, Inc.” to “Aytu BioPharma, Inc.” effective upon filing of the amendment to Aytu’s certificate of incorporation with the Secretary of State of the State of Delaware after consummation of the merger with 11,082,491 votes in favor, 104,889 votes against and 28,514 abstentions. The number of broker non-votes was 0.

3.	The proposal to approve the adjournment from time to time of the special meeting of stockholders of Aytu, which is referred to in this notice as the Aytu special meeting, if necessary to solicit additional proxies if there are not sufficient votes at the time of the Aytu special meeting, or any adjournment or postponement thereof, to approve the various matters being submitted to stockholders in the special meeting with 10,693,929 votes in favor, 365,929 votes against and 156,036 abstentions. The number of broker non-votes was 0.

Item 8.01 Other Events.

On March 22, 2021, Aytu issued a press release announcing the completion of the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibits are being filed herewith:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of December 10, 2020, by and among Aytu, Merger Sub and Neos (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 10, 2020)
3.1	Certificate of Amendment of Certificate of Incorporation of Aytu Bioscience, Inc., effective March 19, 2021.
10.1	Consent, Waiver and Sixth Amendment to Facility Agreement, by and among Aytu BioScience, Inc., Neos Therapeutics, Inc., Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC, PharmaFab Texas, LLC, Deerfield Private Design Fund III L.P., Deerfield Partners, L.P. and Deerfield Mgmt, L.P., dated March 19, 2021.
10.2	Consent, Waiver and Amendment No. 1 to Loan and Security Agreement, by and among Aytu BioScience, Inc., Neos Therapeutics, Inc., Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC, PharmaFab Texas, and Encina Business Credit, LLC, dated March 19, 2021.
99.1	Press Release dated March 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AYTU BIOPHARMA, INC.

Date:	March 22, 2021	By:	/s/ Joshua R. Disbrow
Joshua R. Disbrow
Chief Executive Officer

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